Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698 (212) 476-8800

December 8, 2015

Via Edgar Correspondence

Jeffrey Long

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	SEC Questions on certain N-CSRs Annual Reports and other filings of registered funds managed by Neuberger Berman Management LLC (“NBM”)

Dear Mr. Long:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to certain fund officers on November 10, 2015 relating to the Annual Reports of Excelsior Private Markets Fund II (Master), LLC (the “EPMF II Master Fund”), Excelsior Private Markets Fund II (TI), LLC (the “EPMF II TI Feeder Fund”), Excelsior Private Markets Fund II (TE), LLC (the “EPMF II TE Feeder Fund”), Excelsior Private Markets Fund III (Master), LLC (the “EPMF III Master Fund”), Excelsior Private Markets Fund III (TI), LLC (the “EPMF III TI Feeder Fund”) and Excelsior Private Markets Fund III (TE), LLC (the “EPMF III TE Feeder Fund”) (together the “Funds”), each filed with the Commission on June 8, 2015 (each an “Annual Report”).

Your questions/comments are in bold, and our answers are beneath.

Comment 1

The Statement of Assets, Liabilities and Members’ Equity – Net Assets for each of EPMF II Master Fund, EPMF II TI Feeder Fund and EPMF II TE Feeder Fund details a line item for “Administration Service Fee Payable.” Please explain the frequency of payment of such fees.

Response 1

Payment to the Funds’ third party administrator typically has been made on a quarterly basis, depending on the timing of the receipt of invoices from the administrator.

Comment 2

On the Statement of Assets, Liabilities and Members’ Equity – Net Assets for EPMF II Master Fund and EPMF III Master Fund please include a reference to the financial statement footnote for Capital Commitments and Remaining Unfunded Liability as required under Rule 6.04(15) of Regulation S-X.

Response 2

The Statement of Assets, Liabilities and Members’ Equity – Net Assets includes a reference to the footnotes as follows: “Accompanying notes are an integral part of these financial statements”.

Comment 3

Please explain the “Deferred contingent fee payable” line item in the Statement of Assets, Liabilities and Members’ Equity – Net Assets and corresponding financial statement footnote for EPMF II Master Fund.

Response 3

EPMF II Master Fund purchased investment partnership interests from an independent third party seller pursuant to a purchase agreement with the seller. Under the terms of the purchase agreement, if the performance of the underlying investment partnership interests exceeded a performance hurdle outlined in the purchase agreement, a fee was payable to the seller. Because the fair value of the interests in the underlying investment partnerships on the books of the Fund exceeded the performance hurdle as of the date of the financial statements, a deferred contingent fee payable obligation was established. If the interests in the underlying investment partnership had been sold or otherwise realized at the stated value on the Fund’s books as of the date of the financial statements, a fee payment would have been due to the independent third party seller.

Comment 4

Please confirm the Other Expenses line item in the Statement of Operations for each Fund does not include individual expense categories greater than 5%.

Response 4

Each Fund confirms that all of the expenses included within the Other Expense line item for such Fund are individually less than 5%.

Comment 5

Please ensure the independent audit firm includes the city and state of the office signing the opinion within the Report of Independent Registered Public Accounting Firm for each Fund.

Response 5

Accepted.

Comment 6

Item 4 (a) “Principal Accountant Fees and Services” within the N-CSR filing notes the following: “The aggregate fees, billed for professional services rendered by the Registrant's principal accountant for the audit of the Registrant's annual financial statements and security counts required under Rule 17f-2 of the Investment Company Act of 1940.” Please confirm whether it is accurate to include the reference to a security count given that the investments are partnership interests?

Response 6

The Funds will remove the reference of a security count from future filings.

If you have further questions, you can reach me, Mark Bonner, Assistant Treasurer of Neuberger Berman Excelsior Funds, (mark.bonner@nb.com), John McGovern Treasurer (jmcgovern@nb.com), Andrew Allard, Chief Legal Officer (aallard@nb.com) or any of us at the number above.

Best Regards,

/s/ Robert Conti

Robert Conti

President